Exhibit 99.1

Hello everyone,

My name is Jennifer Yum, and I’m a Senior Director on the Masterworks acquisitions team.

Our latest offering is a new painting by Cecily Brown. As one of the most influential contemporary artists active today, Cecily Brown has continued to be a force at auction. In 2021, Brown ranked among the top 60 artists globally, with an annual auction turnover totalling almost $30 million dollars.

To provide investment quality offerings, our acquisitions team is actively sourcing works by Cecily Brown and has been offered nearly 100 pieces from around the world, some of which are priced in excess of $4 million dollars. Of the works reviewed by Masterworks, this is the sixth we have chosen to be offered on our platform.

Executed between 2019 and 2020, the current offering, ironically entitled “xYxextx xtxox xbxex xTxixtxlxexdx,” represents Brown’s signature mode of figurative abstraction, one of the most sought-after segments of her market.

Abstract compositions created by Brown between 2010 and 2022, have achieved prices in excess of $4 million, including: “There’ll be bluebirds” (2019), which is larger than the offering, sold for $4.8 million at Christie’s, London in October 2021 and “When Time Ran Out” (2016), which is also larger than the offering, sold for $4.2 million in March 2022 at Phillips, London.

Works of similar scale to the Painting have performed well at auction in recent years. As of August 2022, the average price realized for works by Cecily Brown that measure between 20 inches by 20 inches to 50 inches by 50 inches increased from approximately $680,000 in 2019 to over $1.6 million in 2022, a 143% increase over that time period.

Between February 2011 and March 2022, prices achieved for paintings by Cecily Brown, which are similar to the Offering, have increased at an estimated annualized appreciation rate of 17.1%.